UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
 Under the Securities Exchange Act of 1934
(Amendment No. One)*

Avid Technology, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05367P100
 (CUSIP Number)

September 30, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bluewater Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Toronto, Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,109,692
	6	SHARED VOTING POWER Nil
	7	SOLE DISPOSITIVE POWER 2,109,692
	8	SHARED DISPOSITIVE POWER Nil
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 05367P100	Page 3 of 7 Pages

ITEM 1.	(a).	Name of Issuer: Avid Technology, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

Avid Technology Park One Park West Tewksbury, MA 01876 U.S.A.

ITEM 2.	(a).	Name of Person Filing:

Bluewater Investment Management Inc.

(b).	Address of Principal Business Office:

Suite 1502, Box 63 150 King Street West Toronto, Ontario Canada M5H 1J9

(c).	Citizenship:

Organized in Toronto, Ontario, Canada

(d).	Title of Class Securities:

Common Stock

CUSIP No. 05367P100	Page 4 of 7 Pages

	(e).	CUSIP Number: 05367P100

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or Dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act;
	(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act;
	(d)	[ ] Investment Company registered under section 8 of the Investment Company Act;
	(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-19(c), check this box. [ ]

ITEM 4.	Ownership.

	(a).	Amount Beneficially Owned:

2,109,692

(b)	Percent of Class:

4.98%

CUSIP No. 05367P100	Page 5 of 7 Pages

(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	2,192,692
(ii)	Shared power to vote or to direct the vote:	Nil
(iii)	Sole power to dispose or to direct the disposition of:	2,192,692
(iv)	Shared power to dispose or to direct the disposition of:	Nil

ITEM 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of five percent of the class of securities.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

ITEM 7.	Identification and Classification of Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

ITEM 8.	Identification and Classification of Members of the Group:

N/A

ITEM 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 05367P100	Page 6 of 7 Pages

ITEM 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05367P100	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 12, 2006

Signature:	/s/ Dennis Starritt

Name/Title:	Dennis Starritt, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).